EXHIBIT 99.1

Volvo -- Report on 2004 operations

GOTEBORG, Sweden, Feb. 10, 2005 (PRIMEZONE) -- Volvo:

                 Fourth quarter                Year
                       2004         2003        2004           2003

 Net sales,
 SEK M               57,113       48,733      201,496       174,768
 Operating
 income, SEK M*       4,644        1,766       13,380         6,033
 Revaluation
 of shares               -       (4,030)          820       (4,030)
 Dividend
 received
 from Scania             -            -             -           501
 Operating
 income, SEK M        4,644      (2,264)       14,200         2,504
 Income
 after
 financial
 items, SEK M         4,559      (2,441)        12,579         1,657
 Net income, SEK M    3,494      (2,886)         9,355           298
 Income per
 share, SEK*           8.40         2.73         20.39          9.12
 Income per
 share, SEK            8.40       (6.88)         22.35          0.71
 Return on shareholders' equity during most recent
 12 months period, %                              13.2           0.4

* Excluding revaluation of shares in Scania AB and Henlys Group Plc and dividend received from Scania AB in 2003.

- Net sales for the fourth quarter 2004 increased by 19%, adjusted for currency effects and acquired operations and amounted to SEK 57,113 M (48,733), reflecting strong organic growth

- Net income increased to SEK 3,494 M (loss: 2,886) in the quarter

- Income per share for the fourth quarter was SEK 8.40 (loss: 6.88)

- Cash flow after net investments excluding Financial Services was SEK 9.2 bn (7.8)

- Improved earnings in all business areas

- The Board of Directors proposes the AGM

   -- Ordinary dividend of SEK 12.50 per share
   -- Cancellation of treasury stocks above 5 % of company shares
   -- Renewed mandate for a buy-back program up to 10% of the company shares

Aktiebolaget Volvo (publ) 556012-5790Investor Relations, VHQ

SE-405 08 GoteborgSwedenTel +46 31 66 00 00 Fax +46 31 53 72 96

www.volvo.com

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CONTACT:  Volvo
          Investor Relations: Fredrik Brunell
          +46 31 66 11 91

          Christer Johansson
          +46 31 66 13 34

          John Hartwell
          (212) 418-7432